FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports First Quarter 2007 Financial Results

SHANGHAI, China, May 10, 2007 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the first quarter of 2007 ended March 31, 2007.

First Quarter 2007 Financial Highlights:

● ● ● ● ●	Total revenues increased 16.2% over Q1 2006 to RMB200.5 million (US$26.0 million), in line with the Company’s guidance range of RMB192 to RMB202 million
 Gross margin of 55.2% compared with 55.3% in Q1 2006
 Net income increased 21.3% over Q1 2006 to RMB32.2 million (US$4.2 million)
 Fully diluted earnings per common share were RMB0.57 (US$0.15 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.75 (US$0.19 per ADS), exceeding the
Company’s guidance range of RMB0.58 to RMB0.68

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We are pleased with our first quarter performance, especially in light of the late Chinese New Year holiday. The volume of advertisements and customer transactions grew significantly in the post-holiday period, which resulted in record pages of 51job Weekly and record traffic to our website in the first quarter.”

“Our objectives remain focused on executing an aggressive sales and marketing strategy to acquire new customers and investing to enhance our product offerings and user interface. We believe these initiatives will further allow us to deliver sustainable growth and profitability over the longer term,” said Mr. Yan.

First Quarter 2007 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2007 were RMB200.5 million (US$26.0 million), an increase of 16.2% from RMB172.5 million for the same quarter in 2006.

Print advertising revenues for the first quarter of 2007 increased 6.5% to RMB113.6 million (US$14.7 million) compared with RMB106.7 million for the same quarter in 2006. The increase was primarily due to a greater volume of advertisements in 51job Weekly which was partially offset by lower average revenue per page. The estimated number of print advertising pages generated in the first quarter of 2007 was 3,974 compared with 3,043 pages in the same quarter in 2006. Average revenue per page in the first quarter of 2007 decreased 18.5% over the same quarter in 2006 mainly due to an increase in revenue contribution from lower priced cities.

Online recruitment services revenues for the first quarter of 2007 were RMB61.6 million (US$8.0 million), representing a 26.9% growth from RMB48.5 million for the same quarter last year. The increase was principally attributable to growth in the number of employers using the Company’s online services. Unique employers using the Company’s online recruitment services increased 26.3% to 48,070 in the first quarter of 2007 compared with 38,047 in the same quarter last year.

Executive search revenues for the first quarter of 2007 decreased 23.7% to RMB3.9 million (US$0.5 million) from RMB5.1 million for the same quarter last year due to fewer candidate search assignments. For the first quarter of 2007, other human resource related revenues grew 74.6% to RMB21.5 million (US$2.8 million) from RMB12.3 million in the first quarter last year driven primarily by greater customer demand for corporate training and business process outsourcing services.

Gross profit for the first quarter of 2007 was RMB104.5 million (US$13.5 million), representing an increase of 16.0% from RMB90.1 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, was 55.2% in the first quarter of 2007 compared with 55.3% in the same quarter in 2006.

Operating expenses for the first quarter of 2007 were RMB62.7 million (US$8.1 million) compared with RMB56.1 million for the same quarter last year. Operating expenses as a percentage of net revenues decreased to 33.1% for the first quarter of 2007 from 34.4% for the first quarter of 2006. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 29.8% in the first quarter of 2007 compared with 31.4% in the first quarter of 2006.

Sales and marketing expenses for the first quarter of 2007 increased 18.1% to RMB33.8 million (US$4.4 million) from RMB28.6 million for the same quarter in 2006 principally as a result of higher employee salary and benefit expenses due to the hiring of additional salespersons, greater advertising and promotion expenses, and higher share-based compensation expense.

General and administrative expenses for the first quarter of 2007 were RMB28.9 million (US$3.7 million) compared with RMB27.5 million in the first quarter last year, as higher depreciation expenses, employee salaries and share-based compensation expense were partially offset by lower office rental expenses and professional services fees.

Income from operations for the first quarter of 2007 increased 23.0% to RMB41.8 million (US$5.4 million) from RMB34.0 million for the same quarter last year.

Net income for the first quarter of 2007 increased 21.3% to RMB32.2 million (US$4.2 million) from RMB26.5 million for the same quarter in 2006. Fully diluted earnings per common share for the first quarter of 2007 were RMB0.57 (US$0.07) compared with RMB0.47 for the same quarter in 2006. Fully diluted earnings per ADS for the first quarter of 2007 were RMB1.14 (US$0.15) compared with RMB0.94 in the first quarter of 2006.

In the first quarter of 2007, the Company recognized total share-based compensation expense of RMB7.4 million (US$1.0 million) compared with RMB5.9 million in the first quarter of 2006. The Company also recognized a foreign currency translation loss of RMB2.8 million (US$0.4 million) in the first quarter of 2007 compared with a translation loss of RMB1.6 million in the first quarter of 2006 resulting from an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted income for the first quarter of 2007 was RMB42.3 million (US$5.5 million), a 24.4% increase from RMB34.0 million for the first quarter of 2006. Non-GAAP adjusted fully diluted earnings per common share were RMB0.75 (US$0.10) in the first quarter of 2007 compared with RMB0.60 in the first quarter of 2006. Non-GAAP adjusted fully diluted earnings per ADS in the first quarter of 2007 were RMB1.50 (US$0.19) compared with RMB1.21 in the first quarter of 2006.

Business Outlook

For the second quarter of 2007, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB200 to RMB210 million (US$25.9 to US$27.2 million). Excluding share-based compensation expense and any foreign currency translation losses or gains that may arise from further Renminbi revaluations, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2007 is in the estimated range of RMB0.67 to RMB0.77 per common share (US$0.17 to US$0.20 per ADS). The Company expects aggregate share-based compensation expense in the second quarter of 2007 to be approximately RMB8 million.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.7232 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of March 30, 2007.

Conference Call Information

Management of 51job will host a conference call at 9:00 p.m. Eastern Time on May 10, 2007 (9:00 a.m. Shanghai / Hong Kong time zone on May 11, 2007) to discuss first quarter 2007 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-500-0311 (+1-719-457-2698 for international callers) and provide the passcode 4591065. An audio replay of the conference call will be available three hours after completion through May 17, 2007, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 4591065.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 25 cities operating 23 local editions of 51job Weekly and Hong Kong.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the second quarter of 2007, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2007; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2007 or as a result of new information, future events or otherwise.

- Financial tables to follow -

51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2006	March 31, 2007	March 31, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	106,655	113,557	14,703
Online recruitment services	48,527	61,585	7,974
Executive search	5,050	3,852	499
Other human resource related revenues	12,309	21,491	2,783
Total revenues	172,541	200,485	25,959
Less: Business and related tax	(9,725)	(11,103)	(1,438)
Net revenues	162,816	189,382	24,521
Cost of services (Note 2)	(72,727)	(84,850)	(10,986)
Gross profit	90,089	104,532	13,535

Operating expenses:
Sales and marketing (Note 3)	(28,609)	(33,776)	(4,373)
General and administrative (Note 4)	(27,466)	(28,915)	(3,744)
Total operating expenses	(56,075)	(62,691)	(8,117)
Income from operations	34,014	41,841	5,418
Loss from foreign currency translation	(1,614)	(2,767)	(358)
Interest and investment income	4,550	5,450	705
Other expense	(64)	(22)	(3)
Income before provision for income tax	36,886	44,502	5,762
Income tax expense	(10,385)	(12,347)	(1,599)
Net income	26,501	32,155	4,163

Earnings per share:
Basic	0.48	0.57	0.07
Diluted	0.47	0.57	0.07

Earnings per ADS (Note 5):
Basic	0.96	1.15	0.15
Diluted	0.94	1.14	0.15

Weighted average number of common shares outstanding:
Basic	54,924,054	56,143,427	56,143,427
Diluted	56,280,825	56,550,790	56,550,790

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.7232 on March 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB947 and RMB1,184 (US$153) for the three months ended March 31, 2006 and 2007, respectively.

3.	Includes share-based compensation expense of RMB814 and RMB1,017 (US$132) for the three months ended March 31, 2006 and 2007, respectively.

4.	Includes share-based compensation expense of RMB4,150 and RMB5,187 (US$672) for the three months ended March 31, 2006 and 2007, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2006	March 31, 2007	March 31, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	36,886	44,502	5,762
Add back: Share-based compensation expense	5,911	7,388	957
Add back: Loss from foreign currency translation	1,614	2,767	358
Non-GAAP income before provision for income tax	44,411	54,657	7,077
Non-GAAP income tax expense	(10,390)	(12,349)	(1,599)
Non-GAAP adjusted income	34,021	42,308	5,478

Non-GAAP adjusted earnings per share:
Basic	0.62	0.75	0.10
Diluted	0.60	0.75	0.10

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.24	1.51	0.20
Diluted	1.21	1.50	0.19

Weighted average number of common shares outstanding:
Basic	54,924,054	56,143,427	56,143,427
Diluted	56,280,825	56,550,790	56,550,790

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.7232 on March 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	March 31,	March 31,
	2006	2007	2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS

Current assets:
Cash	868,698	919,204	119,019
Accounts receivable (net of allowance of RMB2,612 and RMB3,782 as of December 31, 2006 and March 31, 2007, respectively)	28,431	48,457	6,274
Prepayments and other current assets	17,564	13,201	1,709
Deferred tax assets, current	4,383	4,113	533
Total current assets	919,076	984,975	127,535
Property and equipment	194,315	196,332	25,421
Intangible assets	9,363	8,706	1,127
Other long-term assets	3,857	3,976	515
Deferred tax assets, non-current	504	561	73
Total assets	1,127,115	1,194,550	154,671
LIABILITIES

Current liabilities:
Accounts payable	9,692	22,149	2,868
Due to related parties	464	334	43
Salary and employee related accrual	26,677	17,044	2,207
Taxes payable	23,751	34,975	4,529
Advance from customers	57,930	73,434	9,508
Other payables and accruals	20,061	18,247	2,363
Total current liabilities	138,575	166,183	21,518
Deferred tax liabilities, non-current	122	188	24
Total liabilities	138,697	166,371	21,542
Commitments and contingencies	—	—	—

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,119,761 and 56,166,446 shares issued and outstanding as of December 31, 2006 and March 31, 2007, respectively)	46	46	6
Additional paid-in capital	859,899	867,423	112,314
Statutory reserves	4,849	4,849	628
Other comprehensive gain	261	342	44
Retained earnings	123,363	155,519	20,137
Total shareholders’ equity	988,418	1,028,179	133,129
Total liabilities and shareholders’ equity	1,127,115	1,194,550	154,671

Note 1:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB7.7232 on March 30, 2007
in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.